Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
January 18, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa3 (stable outlook) / AA- (stable outlook)
CUSIP / ISIN:	89236TDS1 / US89236TDS15
Pricing Date:	January 18, 2017
Settlement Date:

January 25, 2017 (T+5)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the fifth Business Day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in five Business Days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	January 25, 2027
Principal Amount:	$200,000,000
Price to Public:	100.000%
Commission:	0.300%
Net Proceeds to Issuer:	99.700% / $199,400,000
Floating Rate Index:	3 Month LIBOR
Floating Rate Spread:	+94 basis points
Index Source:	LIBOR Reuters
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on January 23, 2017 plus the Floating Rate Spread.
Interest Payment Dates:	Each January 25, April 25, July 25, and October 25, beginning on April 25, 2017 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$5,000,000 and $5,000,000 increments thereafter. The Notes cannot be divided into any denomination smaller than the Minimum Denomination.
Agents/DTC Numbers: Selling Restrictions—Japan:

Citigroup Global Markets Inc. / #274

No filing has been made or will be made pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) (the “FIEL”) because the offering of the notes is made pursuant to the private placement exemption provided for in Article 2, paragraph 3, item 2 (ha) or Article 2, paragraph 4, item 2 (ha) of the FIEL. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to such private placement exemption and otherwise in compliance with the FIEL and other relevant laws and regulations. As used in this paragraph, “resident of Japan” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan. The notes will be issued in the form of a fully registered global note (the “Global Note”). The total number of beneficial interests in the Global Note are 40 or less and the Global Note and beneficial interests in the Global Note cannot be divided into any denomination smaller than the minimum denomination of the notes, which is $5,000,000.

Additional Risk Factor:	The notes will be issued in minimum denominations of $5,000,000 and integral multiples of $5,000,000 in excess thereof and, therefore, the notes can only be held by 40 or less investors. This ceiling on the number of investors may impact the liquidity of the notes. You should not assume that there will be any secondary market for the notes or, if there is a market, that it will be liquid. In evaluating the notes, you should assume that you will be holding the notes until their maturity.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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